FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“Syngenta Annual General Meeting”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24			Lars Oestergaard
				Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 29, 2014

Syngenta Annual General Meeting

At the Annual General Meeting of Syngenta AG held on April 29, 2014, the 861 shareholders representing 48.48% of the total shares approved all the motions proposed by the Board of Directors.

The shareholders approved motions including a gross dividend of CHF 10.00 per share, an increase of 5% over the previous year.

For the first time, in accordance with the Ordinance against Excessive Compensation at Listed Companies which took effect on January 1, 2014, all members of the Board of Directors, Michel Demaré as Chairman of the Board of Directors, the members of the Compensation Committee and the Independent Proxy stood for election or re-election for a period of one year. The revised Articles of Incorporation of Syngenta AG were also submitted to the Annual General Meeting for approval.

Information for editors:
The speech of the Chairman, the presentation of the CEO, images and other information concerning the Annual General Meeting can be found at http://www.syngenta.com/agm2014.

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta ist ein weltweit führendes Unternehmen mit mehr als 28 000 Mitarbeitenden in über 90 Ländern mit einem gemeinsamen Ziel: Bringing plant potential to life. Durch erstklassige Forschung, unsere globale Präsenz und die enge Zusammenarbeit mit unseren Kunden helfen wir, die Ernteerträge und die landwirtschaftliche Produktivität zu steigern, und tragen dazu bei, die Umwelt zu schützen sowie die Gesundheit und Lebensqualität zu verbessern. Weitere Informationen zu Syngenta finden Sie auf http://www.syngenta.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 29, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration